Exhibit 99.72

JUST ENERGY INCOME FUND

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Just Energy Income Fund (“Just Energy”)

Suite 2630, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E1

1.2	Executive Officer

For further information contact Beth Summers, Chief Financial Officer of Just Energy Corp., the administrator of Just Energy, at (905) 795-4206.

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On May 7, 2010, Just Energy completed the indirect acquisition (the “Acquisition”) of all of the issued and outstanding membership interests of Hudson Parent Holdings, LLC (“HPH”) (other than the membership interests held by Hudson Energy Corp (“HEC” and together with HPH, “Hudson”)) and all of the issued and outstanding shares of the capital stock of HEC in accordance with an equity interest purchase agreement (the “Acquisition Agreement”).

Hudson and its subsidiaries sell natural gas and electricity primarily to small to mid-size commercial customers in New York, New Jersey, Texas, and Illinois.

2.2	Date of Acquisition

The date of the Acquisition was May 7, 2010 with an effective date of May 1, 2010.

2.3	Consideration

The consideration for the Acquisition was approximately U.S.$304.2 million, adjusted by customary working capital adjustments, payable as to U.S.$295 million in cash at closing, and a post-closing deferred payment of U.S.$9.2 million, payable in four equal quarterly instalments during the first year following closing. An additional U.S. $600,000 was paid at Closing as an adjustment of $100,000 multiplied by the aggregate number of calendar days that elapsed during the period beginning on and including May 2, 2010 and ending on and including May 7, 2010.

The Acquisition Agreement contemplates an assumed net working capital of HPH and its subsidiaries equal to U.S.$40 million. The purchase price will be adjusted on a dollar for dollar basis in favour of the vendors if the net working capital on April 30, 2010 is greater than U.S.$40 million and in favour of Just Energy if net working capital on April 30, 2010 is less than U.S.$40 million.

Of the aggregate purchase price, U.S.$22.5 million will be held in escrow for 18 months as security for the vendors’ indemnity obligations under the Acquisition Agreement.

The purchase price was financed with the net proceeds from an offering of $330 million aggregate principal amount of 6.0% convertible extendible unsecured subordinated debentures of Just Energy.

2.4	Effect on Financial Position

Just Energy management believes that the acquisition of Hudson is strategically important as it positions Just Energy for further growth in the U.S. commercial energy market and is consistent with Just Energy’s strategy of growth through acquisition. Just Energy views Hudson as a strong strategic fit based on management’s belief that the Just Energy and Hudson businesses are complimentary, that the two businesses have similar operating philosophies, and that Hudson has high quality proprietary systems and management. Just Energy management believes that adding Hudson’s commercial systems and processes, including its proprietary Sales Portal technology, in addition to its strong management team, will significantly accelerate Just Energy’s development as a leading North American commercial energy marketing business.

Management believes that the Acquisition will provide a number of benefits to Just Energy, including, but not limited to, the following:

1.	Access to a commercial customer base through a broker network. Approximately 34% of Just Energy’s RCEs are commercial, compared to approximately 85% for Hudson. Just Energy conducts very limited marketing through the broker channel in the U.S. and a significant percentage of commercial customers will not buy directly from suppliers, preferring brokers who they perceive as independent experts.

2.	Addition of an industry recognized, web-based Sales Portal. Hudson’s Sales Portal technology enables brokers to more efficiently transact and execute customer contracts, which creates broker loyalty, thereby increasing the probability for customer renewal. The Sales Portal efficiently provides pricing information with disciplined risk controls and margin, and gives a broker the ability to complete a large number of transactions with little overhead. Just Energy management believes that Hudson currently wins a disproportionate share of new business by default due to its fast deal execution and by imposing no minimum size on transactions. Just Energy management also believes that the Sales Portal technology will enable Just Energy to move quickly into new markets in both the United States and Canada and alter product offerings with changing market conditions.

3.	Benefits of reverse integration. Just Energy intends to keep Hudson’s existing business processes largely in place, and anticipates that they will be the foundation for Just Energy’s commercial business in both the United States and Canada going forward. The anticipated distributable cash accretion to Just Energy from the Acquisition is not dependent on the generation of expense savings.

4.	Growth Opportunities. Hudson has established itself in four competitive energy markets in the United States and has plans to enter an additional five. Expanding the Hudson platform into the entire Just Energy market footprint will give Hudson access to more than twice as many U.S. markets as it currently has. Just Energy management believes that Just Energy’s commercial market share in its existing markets will benefit from the expanded system capabilities and access to additional sales channels resulting from the Acquisition.

5.	Experienced combined management. Just Energy management expects Just Energy to benefit from the combination of Just Energy’s and Hudson’s management teams, both of which have significant industry experience and have successfully grown independent energy marketing businesses. Hudson’s current Chief Executive Officer is expected to stay on with Just Energy on a long-term basis, and will take on a leadership role responsible for the expansion of the Sales Portal to other Just Energy markets. It is also expected that the rest of Hudson’s current senior management team will continue with Just Energy following the completion of the Acquisition with the exception of Hudson’s founder, who will remain for at least a six month transition period.

Except as otherwise noted herein, Just Energy does not presently have any plans or proposals for material changes in its business affairs or the affairs of Hudson which may have a significant effect on the results of operations and financial position of Just Energy, including any proposal to liquidate Hudson, to sell, lease or exchange all or a substantial part of Hudson’s assets, to amalgamate Hudson with any other business organization or to make any material changes to Just Energy’s business or Hudson’s business, including any change in corporate structure, management or personnel.

2.5	Prior Valuations

No valuation opinion was obtained within the last 12 months by Hudson or Just Energy that was required by securities legislation or a Canadian exchange or market to support the consideration paid for Hudson.

2.6	Parties to Transaction

The Acquisition was not with an “informed person”, “associate” or “affiliate” (as each term is defined in securities legislation) of Just Energy.

2.7	Date of Report

May 19, 2010

Item 3	Financial Statements

The following financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form part of this business acquisition report.

Schedule A	—	The audited consolidated balance sheets of HPH and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon. The auditors of HPH have given their consent to include their audit report in this business acquisition report.

Schedule B	—	The unaudited pro forma condensed consolidated balance sheet of Just Energy as at December 31, 2009 and the unaudited pro forma condensed consolidated statements of operations of Just Energy for the nine and twelve month periods ended December 31, 2009 and March 31, 2009, respectively (including pro forma net income (loss) per unit information), together with the notes thereto.

SCHEDULE “A”

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Financial Report

December 31, 2009

Contents

Independent Auditor’s Report	1

Financial Statements

Consolidated balance sheets	2

Consolidated statements of income	3

Consolidated statements of members’ equity (deficit)	4

Consolidated statements of cash flows	5

Notes to consolidated financial statements	6-20

Certified Public Accountants

Independent Auditor’s Report

To the Board of Directors

Hudson Parent Holdings, LLC

Suffern, New York

We have audited the accompanying consolidated balance sheets of Hudson Parent Holdings, LLC and subsidiaries the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson Parent Holdings, LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America,

Chicago, Illinois

April 8, 2010

McGladrey & Pullen, LLP is a member form of RSM International —

an affiliation of separate and independent legal entities.

Hudson Parent Holdings, LLD and Subsidiaries

Consolidated Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets
Current Assets
Cash	$16,269,649	$11,590,572
Trade accounts receivable, less allowance for doubtful accounts and refunds (2009 $10,477,000; 2008 $13,981,000)
Billed	51,044,819	66,943,651
Unbilled	34,903,916	34,744,184
Prepaid commissions and other	20,175,450	24,001,744
Notes receivable, current	740,115	495,574

Total current assets	123,133,949	137,775,725

Property and Equipment, net	2,534,543	2,481,374

Customer relationships, net	10,400,000	18,200,000
Goodwill	44,741,406	44,741,406
Deposits	8,800,239	88,928,148
Notes receivable, long-term	1,550,125	1,488,779
Supplier agreement origination costs, net	1,885,005	—

	67,376,775	153,358,333

	$193,045,267	$293,615,432

Liabilities and Members’ Equity
Current Liabilities
Line of credit, bank	$—	$14,846,000
Due to members	—	109,400,854
Accounts payable	52,985,299	51,101,165
Accrued expenses	13,862,039	13,734,291
Derivative financial instruments, current	53,410,271	37,387,722

Total current liabilities	120,257,609	226,470,032

Derivative financial instruments, long-term	43,003,431	109,612,029

Members’ Equity:
Common units	733,166	733,166
Preferred units	89,328,358	89,328,358
Retained earnings	48,593,326	13,730,192
Accumulated other comprehensive loss	(108,870,623)	(146,258,345)

	29,784,227	(42,466,629)

	$193,045,267	$293,615,432

See Notes to Consolidated Financial Statements.

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008

Net revenue	$625,683,334	$725,171,275

Cost of revenue earned	505,014,341	667,189,366

Gross profit	120,668,993	57,981,909

Selling, general and administrative expenses	41,315,885	29,239,854
Depreciation and amortization	8,855,077	8,235,021

Operating income	70,498,031	20,507,034

Other income (expense):
Interest income	207,972	423,740
Interest expense	(12,640,345)	(7,512,046)

	(12,432,373)	(7,088,306)

Net income	$58,065,658	$13,418,728

See Notes to Consolidated Financial Statements.

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Statements of Members’ Equity (Deficit)

Years Ended December 31, 2009 and 2008

	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Common Units	Preferred Units	Retained Earnings	Total

Balance, December 31, 2007		$(4,111,376)	$721,616	$89,328,358	$9,115,179	$95,053,777

Issuance of common units		—	11,550	—	—	11,550
Cash distributions to members		—	—	—	(8,803,715)	(8,803,715)

Comprehensive income (loss):
Net income	$13,418,728	—	—	—	13,418,728	13,418,728
Change in derivative financial instruments	(142,146,969)	(142,146,969)	—	—	—	(142,146,969)

Comprehensive (loss)	$(128,728,241)

Balance, December 31, 2008		(146,258,345)	733,166	89,328,358	13,730,192	(42,466,629)

Issuance of Series A-1 preferred units		—	—	40,000,000	—	40,000,000
Cash distributions to members		—	—	—	(15,898,368)	(15,898,368)
Dividends declared		—	—	7,304,156	(7,304,156)	—
Redemption of Series A-1 preferred units		—	—	(47,304,156)	—	(47,304,156)

Comprehensive income:
Net income	$58,065,658	—	—	—	58,065,658	58,065,658
Amortization of unrealized loss on derivative financial instruments	37,387,722	37,387,722	—	—	—	37,387,722

Comprehensive income	$95,453,380

Balance, December 31, 2009		$(108,870,623)	$733,166	$89,328,358	$48,593,326	$29,784,227

See Notes to Consolidated Financial Statements.

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities
Net income	$58,065,658	$13,418,728
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	600,077	435,021
Amortization	8,255,000	7,800,000
Amortization of unrealized loss on derivative financial instruments	37,387,722	—
Net unrealized gain on derivative financial instruments	(50,586,049)	—
Interest added to member notes payable	4,218,759	5,365,844
Changes in operating assets and liabilities:
Accounts receivable and unbilled revenue	14,757,610	(4,624,170)
Deposits	80,127,909	(81,067,554)
Prepaid commissions and other	3,826,294	(16,325,235)
Accounts payable and accrued expenses	2,011,882	601,439

Net cash provided by (used in) operating activities	158,664,862	(74,395,927)

Cash Flows from Investing Activities
Purchase of property and equipment	(653,246)	(1,047,767)
Principal payments received on notes receivable	675,603	93,421

Net cash provided by (used in) investing activities	22,357	(954,346)

Cash Flows from Financing Activities
Net payments on revolving line of credit	(14,846,000)	11,296,000
Issuance of Series A-1 Preferred Units	40,000,000	—
Redemption of Series A-1 Preferred Units	(47,304,156)	—
Payment of supplier agreement origination costs	(2,340,005)	—
Cash distributions to members	(15,898,368)	(8,803,715)
Proceeds received for issuance of common units	—	11,550
Payments on member note payable—Hudson Energy Corp.	(97,032,583)	81,302,407
Payments on member note payable—Hudson Energy Services Parent, Inc.	(16,587,030)	1,399,627

Net cash (used in) provided by financing activities	(154,008,142)	85,205,869

Net increase in cash	4,679,077	9,855,596

Cash:
Beginning	11,590,572	1,734,976

Ending	$16,269,649	$11,590,572

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$3,247,818	$2,149,195
Formation of notes receivable in exchange for trade receivables	981,490	2,077,774

See Notes to Consolidated Financial Statements.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Hudson Parent Holdings, LLC (a limited liability company) provides retail natural gas and electricity to residential, municipal, and commercial customers in the states of New York, New Jersey, Texas, and Illinois, through its wholly owned subsidiaries. The Company purchased 66 percent of their energy deliverables from four suppliers during 2009, and 74 percent of their energy from three suppliers during 2008.

A summary of the Company’s significant accounting policies follows.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Hudson Parent Holdings, LLC and its wholly owned subsidiaries Hudson Energy Services, LLC and Drag Marketing, LLC (collectively referred to as “the Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009,

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, Actual results could differ from those estimates.

Cash concentration: Substantially all of the Company’s cash is held in one financial institution. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Trade and unbifled accounts receivable: Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customers financial condition, credit history and current economic conditions. Trade accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential credit losses.

Unbilled receivables represent delivered energy and earned revenues for which billings have not been presented to customers.

Notes receivable: Notes receivable represent customer trade receivables that have been renegotiated into long-term payment agreements.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Property and equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

Asset Life
Buildings and improvements	39 years
Computer hardware and software	3 -5 years
Furniture and office equipment	5 years

Leasehold improvements, included in office furniture and equipment, are amortized over the shorter of their useful life or lease term, which approximates three to seven years, from lease inception.

Customer relationships: The Company’s customer relationships are amortized on a straight-line basis over a five-year life.

Impairment of long-lived assets: In accordance with FASB accounting and disclosure guidance on accounting for impairment or disposal of long-lived assets, such as equipment and leaseholds, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated or amortized. No impairment loss has been recognized by the Company as of December 31, 2009 or 2008.

Goodwill: Goodwill represents the excess of costs over the fair value of the identifiable net assets acquired. The FASB guidance on how to test for impairment of goodwill and other intangible assets not subject to amortization prescribes a two step process to be performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. The Company has elected to perform an annual analysis for impairment on December 31.

Revenue recognition: Revenue is recognized when customers consume the energy (natural gas or electricity) supplied by the Company. Net revenue includes all amounts billed to customers during the year, as well as, amounts consumed during the year by the customer but not yet billed by the Company less applicable sales tax, refunds and discounts. The sales tax charged to customers is shown net in the consolidated statements of income.

Fair value: The carrying amounts of financial instruments, including cash, accounts receivable, obligations to members and financial institutions and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of notes receivable approximate fair value as the fixed rates charged to customers are similar to current rates offered on debt with similar terms and maturities. The carrying amount of derivative financial instruments approximate fair value because they are reported at fair value.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Derivative instruments: The Company accounts for derivative instruments under the provisions of ASC 815-10, Accounting for Derivative Instruments and Hedging Activities, which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. Changes in the fair value of derivatives are recognized in income. The Company has ceased use of hedge accounting during 2009 (Note 6).

The Company has implemented a commodity-price risk-management strategy that uses forward(s) contracts to minimize significant, unanticipated cost fluctuations caused by commodity-price volatility. The delivery of the Company’s products requires a significant volume of energy purchases. The Company manages its exposure to fluctuating natural gas and electricity prices through the use of energy swap contracts. The gain or loss resulting from changes in the fair value of these swap contracts are classified as cost of revenue earned in the accompanying consolidated statement of operations.

Supplier agreement origination costs: Supplier agreement origination costs are stated at cost and are amortized over the terms of the related supplier agreement. Total amortization expense was approximately $455,000 for the year ended December 31, 2009. The amortization expense is included in depreciation and amortization on the consolidated statement of income. Accumulated amortization was approximately $455,000 at December 31, 2009.

Income taxes: The Company, with the consent of its members, has elected to be taxed under sections of federal and state income tax laws, which provide that, in lieu of corporate income taxes, the members separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Therefore, the consolidated financial statements do not include a provision for corporate taxes, except for any Illinois Personal Property Replacement Taxes.

The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through April 8, 2010 the date the financial statements were available to be issued.

Recent accounting pronouncements: In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. ASU 2009-05 is effective for the Company beginning January 1, 2010. The Company is currently evaluating the impact that adoption will have on the Company’s consolidated financial statements.

Reclassifications: Certain items in the 2008 consolidated financial statements have been reclassified to conform to the 2009 presentation.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Property and Equipment

Property and equipment at December 31, 2009 and 2008, are summarized as follows:

	2009	2008
Building and improvements	$731,141	$731,141
Computer software	2,684,133	2,159,114
Furniture and office equipment	467,340	339,113

	3,882,614	3,229,368
Less: accumulated depreciation and amortization	1,348,071	747,994

	$2,534,543	$2,481,374

Note 3. Customer Relationships

The following is a summary of customer relationships as of December 31:

	2009	2008
Gross carrying value	$39,000,000	$39,000,000
Accumulated amortization	28,600,000	20,800,000

	$10,400,000	$18,200,000

Amortization expense recognized on amortizable customer relationships included in the consolidated statements of income for the years ended December 31, 2009 and 2008, was $7,800,000.

Aggregate annual amortization expense for future years ending December 31 is as follows:

2010	$7,800,000
2011	2,600,000

$10,400,000

Note 4. Preferred Supplier Agreement

On June 4, 2009, the Company, upon examination of its commodity risk management policy, entered into a preferred supplier agreement with BP Energy Company, Inc. (BP) for the procurement of its electricity and natural gas deliverables. As a result, and from that date forward, virtually all energy purchases are, and will be, made through BR The agreement provides the Company a maximum exposure threshold of $150,000,000 of future energy deliverables and market exposure. At December 31, 2009, the exposure outstanding was $92,594,633. In exchange, BP receives a supply fee on a monthly basis for delivery and execution of these purchases. Total fees paid to BP for the year ended December 31, 2009, for such services approximated $2,359,000.

BP has required, as part of the agreement, that the Company maintain a separate cash collateral account in an amount not to fall below $2,500,000 and has taken a first security lien on all assets of the Company in the event of default. The agreement also includes one financial covenant requiring minimal tangible net worth levels, as defined.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 4. Preferred Supplier Agreement (Continued)

The following is a summary of the supplier agreement origination costs as of December 31, 2009:

Gross carrying value	$2,340,005
Accumulated amortization	455,000

$1,885,005

Amortization expense recognized on amortizable origination costs included in the consolidated statement of income for the year ended December 31, 2009, was $456,000.

Estimated aggregate annual amortization expense for future years ending December 31 is as follows:

2010	$780,000
2011	780,000
2012	325,005

$1,885,005

Note 5. Notes Receivable

Notes receivable as of December 31, 2009 and 2008, consist of the following:

	2009	2008
Note A: 6.5% note, due $11,587 monthly through June 20, 2012 (including interest)	$329,850	$—
Note 8: 6.5% note, due $7,152 monthly through June 20, 2012 (including interest)	209,633	—
Note C: 6% note, due in monthly payments ranging from $1,000 to $6,910 through September 30, 2014 (including interest)	232,810	—
Note D: 5.5% note, due $17,299 monthly through September 15, 2012 (including interest)	529,943	689,104
Note E: 5.5% note, due $32,701 monthly through September 15, 2012 (including interest)	988,004	1,295,249

	2,290,240	1,984,353
Less current portion	740,115	495,574

	$1,550,125	$1,488,779

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Fair Value Disclosures and Derivative Instruments

The Company sells natural gas and electric power to retail customers in various geographic markets. The Company’s activities expose it to price fluctuations in the price of natural gas and electric power that it has agreed to sell at fixed prices. The Company uses forward(s) contracts to hedge this commodity price risk. The Company has a formal policy which authorizes certain officers of the Company to carry out the day-to-day procurement activities in accordance with the Company’s booking and hedging policies.

In addition, the Company enters into forward contracts to hedge the market exposure of its anticipated purchases of natural gas and electricity. The forward contracts used in this program mature on a consistent basis with the related purchase forecast. The Company generally hedges approximately 80—90 percent of its total anticipated purchases. The electric derivative instruments have a total notional amount of approximately 5,905,000 mega watt hours (Mwh) with trade prices ranging from $24,00 to $136.75 per Mwh and expiring through November 2014. The natural gas derivative instruments have a total notional amount of approximately 60,150,000 therms with trade prices ranging from $5.46 to $8.6 and expiring through March 2013.

Effective January 1, 2008, the Company adopted ASC 820-10, Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles. ASC 820-10 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The fair value of the derivative instruments is determined using externally developed models that start with observable market data for forward prices and consider unobservable market parameters. Refer to Note 1, “Fair value,” for information on the Company’s other financial instruments.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Fair Value Disclosures and Derivative Instruments (Continued)

For the year ended December 31, 2009, the application of valuation techniques has been consistent.

Liabilities Measured at Fair Value on a Recurring Basis (Level 3)
	December 31, 2009
	Balance Sheet Location	Fair Value	Change in Fair Value
Energy futures contracts (undesignated)	Derivative Financial Instrument	$96,413,702	$(50,586,049)

	December 31, 2008
	Balance Sheet Location	Fair Value	Change in Fair Value
Energy futures contracts (designated as cash flow hedge)	Derivative Financial Instrument	$146,999,751	$142,146,969

The effect of derivative instruments not designated as hedging instruments on the consolidated financial statements for the year ended December 31, 2009:

Amortization of loss on de-designated hedging instruments	Location	Gain or (Loss) Recognized
Energy futures contracts	Cost of revenue earned (Statement of Income)	$(37,387,722)
	Other comprehensive loss	$37,387,722

Change in fair value of Derivatives not designated as hedging instruments	Location	Gain or (Loss) Recognized
Energy futures contracts	Cost of revenue earned (Statement of Income)	$13,198,327

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Fair Value Disclosures and Derivative Instruments (Continued)

The effect of derivative instruments designated as cash flow hedges on the consolidated financial statements for the year ended December 31, 2008:

Derivatives designated as hedging instruments	Location	Gain or (Loss) Recognized
Energy futures contracts	Cost of revenue earned (Statement of Income)	$24,129,696

	Other comprehensive loss	$(166,276,665)

During and prior to 2008, the Company accounted for their derivative instruments under hedge accounting. Accordingly, on the date the derivative contract was entered into, the Company designated the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability “cash flow” hedge. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a cash-flow hedge were recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Ineffectiveness of cash flow hedges was insignificant for 2008.

On January 1, 2009, the Company de-elected hedge accounting for their derivative financial instruments. As a result of the derivative instruments no longer being considered accounted for under hedge accounting, the $146,999,751 of unrealized loss in Accumulated Other Comprehensive Loss (AOCL) was frozen and all subsequent changes in the fair value of the derivative instruments were recorded directly to cost of revenue earned in the consolidated statements of income. The remaining amount held in AOCL shall be amortized as the hedged items impact earnings.

Annual amortization of the unrealized loss on derivative financial instruments for future years ending December 31 is as follows:

2010	$33,527,416
2011	28,644,120
2012	22,805,977
2013	14,772,144
2014	9,120,966

$108,870,623

Note 7. Line of Credit, Bank

The Company had a revolving line of credit agreement with a bank to fund working capital requirements. The agreement included various restrictions and allowed for maximum borrowings of $55,000,000. At December 31, 2008, borrowings outstanding were $14,846,000. The facility was paid in full during 2009.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 8. Members’ Equity

The following summarizes the number of units authorized, issued, and outstanding as of December 31, 2009 and 2008:

Common units	7,251,158
Preferred units	89,328

Authorization: The total units of preferred and common units which the Company has authority to issue shall be determined by the Board of Directors from time to time through addendums to the LLC operating agreement.

Common Units: The common units are no par value. In connection with the issuance of the common units, the holders were required to enter into an agreement which provides certain restrictions on the transferability of units. Each common unit is entitled to one vote.

Preferred Units: Preferred units are non-voting and have a preference in liquidation over common units equal to the stated value of $1,000 per unit plus any declared but unpaid distributions. Holders of all preferred units are entitled, prior to the payment of any dividends on common units, to a 10 percent cumulative cash dividend, payable upon a declaration by the Board of Directors, based on the accrued value of the preferred units. As of December 31, 2009 and 2008, the cumulative unpaid distribution amount was $39,915,965 and $27,760,631, respectively.

Series A-1. Preferred Units: On February 3, 2009, the Company amended and restated its LLC operating agreement to provide for a new class of units, Series A-1 Preferred. During February 2009, the Company issued 40,000 units of Series A-1 Preferred units at stated value. Series A-1 Preferred units are non-voting and have first preference in liquidation equal to the stated value of $1,000 per unit. Holders of all Series A-1 Preferred units are entitled, prior to the payment of any dividends on common units and preferred units, to a 25 percent cumulative cash dividend compounding quarterly. Total unpaid dividends were paid in full in conjunction with the redemption of the units during October 2009.

Distributions: The Company shall make distributions to unitholders in respect of their units at any time and from time to time as determined by the Board, Distributions are to be made first to the holders of the preferred units, with all remaining amounts going to the common unit holders in accordance with their percentage interests at the date of distribution. Upon dissolution and liquidation, the final allocation of equity, after payment of all of the Company’s liabilities, follows the same order as previously discussed.

The Company makes periodic tax distributions to its members. The purpose of the tax distributions is to provide each member with an amount of cash equal to the amount of estimated federal income tax allocated to each member. The tax distribution is treated as an advance to each member on the amounts to which they are entitled under the distribution allocation described above.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

The Company has leases for office space in New York, New Jersey, and Texas. The leases expire on various dates from June 2011 through May 2013. In addition to the fixed portion of each lease, the Company is also responsible for its proportionate share of operating expenses and real estate taxes of the facilities. Total rent expense included in operating expenses for the facility leases approximated $273,000 and $309,000 for the years ended December 31, 2009 and 2008, respectively.

Total approximated remaining minimum rental payments are as follows:

Years ending December 31:
2010	$274,000
2011	318,000
2012	155,000
2013	65,000

$812,000

Note 10. Related Party Transactions

The Company has an agreement with Lake Capital Management LLC to reimburse all reasonable out-of-pocket expenses incurred by Lake Capital Management LLC or its affiliates in connection with monitoring or otherwise providing any services to the Company. Payments made to Lake Capital Management LLC for the years ended December 31, 2009 and 2008, for out-of-pocket expenses were approximately $62,000 and $123,000, respectively. This amount was expensed in the consolidated statements of income.

At December 31, 2008, the Company had an outstanding demand note payable to Hudson Energy Corp. (a wholly owned entity of Lake Capital Partners I LP, and Lake Capital Partners II LP) for $92,813,824 that was paid in full during 2009. In addition, at December 31, 2008, the Company had an outstanding demand note payable for $16,587,030 due to Hudson Energy Services Parent, Inc., former owners of Hudson Energy Services, Inc., that was paid in full during 2009. Both the interest and principal were payable at the discretion of the Board of Directors. Total interest charged to interest expense in relation to these notes approximated $7,969,000 and $5,366,000 for the years ended December 31, 2009 and 2008, respectively. The interest was accreted to the principal obligation.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note	11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. As required by Canadian securities regulations, the Company is required to reconcile the financial statements to Canadian GAAP and report material differences between Canadian and U.S. GAAP, The affects on significant accounting differences as certain disclosure differences on the Company’s financial statements are quantified and described below.

December 31, 2009	Stated in accordance with U.S, GAAP	Adjustments from U.S. to Canadian GAAP	Stated in accordance Canadian GAAP
Property and equipment, net	$2,534,543	$(1,650,084)	$884,459
Intangibles		1,650,084	1,650,084

December 31, 2008	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Stated in accordance Canadian GAAP
Property and equipment, net	$2,481,374	$(1,609,391)	$871,983
Intangibles	$—	1,609,391	1,609,391

Changes in accounting policies

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) accounting standard Goodwill and Intangibles (section 3064). CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. As a result of adopting the new standard retroactively on January 1, 2009, the Company has reclassified application software costs with a net book value of $1,650,084 (cost of $2,684,132 and accumulated amortization of $1,034,048) from property and equipment to intangible assets. There was no impact on the Company’s consolidated net income.

Effective January 1, 2009, the Company early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581). This section outlines a variety of changes including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize deferred income tax assets and liabilities and acquisition and related costs as expenses of the period. CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and, accordingly, its adoption had no effect on previously reported amounts.

Effective January 1, 2009, the Company early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another, Adopting this standard had no effect on the Company’s previously reported financial statements.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles (Continued)

Effective January 1, 2009, the Company early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This section requires retrospective application with certain exceptions, Adopting this standard had no effect on the Company’s previously reported financial statements.

Effective September 30, 2009, the Company adopted amendments to the CICA accounting standard Financial Instruments — Disclosures (section 3862), The amendments establish enhanced disclosures on liquidity risk and new disclosures on fair value measurements for financial instruments. Adopting these amendments did not have a significant impact on the Company’s financial statements.

Reconciliation of U.S. to Can adian GAAP Additional Disclosures

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value even when they are park of a hedging relationship. Non-derivative financial assets and liabilities are measured at fair value, with the exception of the following: loans and receivables; held-to-maturity investments; investments in equity instruments, classified as available for sale, that do not have a quoted market price in an active market; and financial liabilities measured at amortized cost.

Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of the following: gains and losses on financial assets classified as available for sale and certain financial instruments that are part of a designated hedging relationship, which are recognized in other comprehensive income or loss.

Classifications of financial instruments are as follows:

Held for trading – is a financial asset or liability that meets any of the following conditions: it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it is designated by the Company upon initial recognition as held for trading. Held for trading financial instruments are measured at fair value. Upon initial recognition, the Company has designated cash as held for trading.

Loans and receivables – are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand, typically with interest. Loans and receivables exclude debt securities and loans and receivables designated as held for trading or available for sale upon initial recognition. Loans and receivables are measured at amortized cost. The Company has classified trade accounts receivable and notes receivable as loans and receivables.

Held-to-maturity investments — are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has a positive intention and ability to hold to maturity. Exclusions include those financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and those financial assets that meet the definition of loans and receivables. Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition. The Company has no financial assets designated as held-to-maturity.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles (Continued)

Available for sale — are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are measured at fair value. The Company has no financial assets designated as available for sale.

Other financial liabilities — includes all financial liabilities which are not classified as held for trading. Other financial liabilities are measured at amortized cost, subsequent to initial recognition. The Company has classified accounts payable, accrued expenses, the line of credit and due to members as other financial liabilities.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. The Company’s exposure to credit risk is limited principally to trade accounts receivable, notes receivable and hedge agreements. In all instances, the Company’s risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate its risk exposures to a level consistent with its risk tolerance.

Accounts receivable

The Company is subject to credit risk on its accounts receivable through the normal course of business. The Company’s maximum exposure to credit risk is the fair value of accounts receivable recorded on the Company’s consolidated balance sheet, $85,948,735 (December 31, 2008—$101,687,835). The Company’s customer base is sufficiently diverse to provide some mitigation to credit risk exposure.

The following table illustrates the Company’s aging of accounts receivable by aging category.

December 31, 2009:
Amounts outstanding 0 to 30 days	$82,426,416
Amounts outstanding 31 to 60 days	2,885,452
Amounts outstanding 61 to 90 days	2,000,309
Amounts outstanding 91 to 120 days	1,062,872
Amounts outstanding more than 120 days	8,050,686

Gross	96,425,735
Allowance	10,477,000

Net	$85,948,735

December 31, 2008:
Amounts outstanding 0 to 30 days	$89,669,584
Amounts outstanding 31 to 60 days	6,195,779
Amounts outstanding 61 to 90 days	4,292,760
Amounts outstanding 91 to 120 days	4,861,883
Amounts outstanding more than 120 days	10,648,829

Gross	115,668,835
Allowance	13,981,000

Net	$101,687,835

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles (Continued)

Notes receivables

The Company is subject to credit risk on notes receivables. The Company deems the credit quality of its notes receivable balances to be high and no amounts are impaired.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the settlement of its financial liabilities. The Company is not exposed to significant liquidity risk.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency exchange rates. The Company is not exposed to currency risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from the Company’s interest bearing notes receivable.

The Company is also subject to other price risks, which includes the price incurred for the purchase of natural gas and electric power. As disclosed in Note 6, the Company enters into forward contract to hedge this commodity price risk.

Risk management objectives

The Company’s financial risk management objective is to mitigate risk exposures to a level consistent with its risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk. Derivative financial instruments may expose the Company to other types of risk, which may include. but are not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. The Company’s use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Capital

The Company defines capital as members’ equity. The Company’s primary objectives, in its management of capital, are to ensure that there is sufficient liquidity to fulfill management’s objective of continuous improvement, to maintain continued access to capital, whether of long-term debt or equity, and to deliver value to its equity holders. There have been no changes made to the Company’s capital management policy during the year.

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 12. Event Subsequent to the Date of the Independent Auditor’s Report ( Unaudited )

On May 7, 2010, Just Energy completed the indirect acquisition of all of the issued and outstanding membership interests of Hudson Parent Holdings, LLC (other than the membership interests held by Hudson Energy Corp.) and all of the issued and outstanding shares of the capital stock of Hudson Energy Corp. in accordance with an equity interest purchase agreement

SCHEDULE “B”

Unaudited pro forma condensed consolidated financial statements of Just Energy Income Fund

These unaudited pro forma condensed consolidated financial statements of Just Energy Income Fund (the Fund”) have been prepared in connection with the Equity Interest Purchase Agreement entered with the shareholders of Hudson Parent Holdings LLC (“Hudson”) and Hudson Energy Corp. (“HEC”) dated April 19, 2010 (the “Acquisition Agreement”) and the proposed issuance of 330,000 Convertible Debentures of $1,000 each aggregating to $330 million.

The following unaudited pro forma condensed balance sheet combines the historical condensed balance sheet of the Fund and the historical condensed balance sheet of Hudson as of December 31, 2009 giving effect to the acquisition of Hudson and HEC (the “Hudson Acquisition”) Acquisition Agreement, as if it had been completed on December 31, 2009. The Fund’s condensed balance sheet information was derived from its unaudited consolidated balance sheet as of December 31, 2009, as filed on SEDAR, prepared in accordance with Canadian GAAP. Hudson’s condensed balance sheet information was derived from its audited consolidated balance sheet as of December 31, 2009, prepared in accordance with United States generally accepted accounting principles (“US GAAP”) with reconciliation to Canadian GAAP. On July 1, 2009, the Fund completed the indirect acquisition (the “UEGL Acquisition”) of all of the outstanding common shares of Universal Energy Group Ltd. (“UEGL”) pursuant to a plan of arrangement, which is considered a significant acquisition for the purposes of these unaudited pro forma condensed financial statements. However, since the unaudited balance sheet of the Fund as at December 31, 2009 includes the acquisition of UEGL, no pro forma effects of the UEGL Acquisition have been considered in the pro forma balance sheet. The terms of the UEGL Acquisition and the purchase price allocation can be found in the unaudited financial statements of the Fund for the three months and nine months ended December 31, 2009 which are incorporated by reference in this short form prospectus.

The following unaudited pro forma condensed statement of operations for the twelve month period ended March 31, 2009 combines the historical statements of operations of the Fund, UEGL and Hudson for the twelve month period ended March 31, 2009, giving effect to the UEGL Acquisition and the Hudson Acquisition as if each had been completed on April 1, 2008. The historical results of the Fund were derived from its audited consolidated statement of operations for the twelve months ended March 31, 2009, as filed on SEDAR, and prepared in accordance with Canadian GAAP. The historical results of UEGL were derived from its audited consolidated statement of operations for the twelve months ended September 30, 2008 and unaudited consolidated statement of operations for the six months ended March 31, 2009 and 2008, as filed on SEDAR, and prepared in accordance with Canadian GAAP. The historical results of Hudson were derived from its audited consolidated statement of operations for the twelve months ended December 31, 2008 prepared in accordance with US GAAP with reconciliation to Canadian GAAP and its unaudited financial statements for the three months ended March 31, 2009 and 2008 prepared in accordance with US GAAP.

The following unaudited pro forma condensed statement of operations for the nine month period ended December 31, 2009 combines the historical statements of operations of the Fund, UEGL’s statement of operations for the three month period ended June 30, 2009 (the Fund’s statement of operations for the nine month period ended December 31, 2009 includes results of operations of UEGL from July 1, 2009 the date the Fund acquired UEGL to December 31, 2009) and Hudson for the nine month period ended December 31, 2009 respectively, giving effect to the UEGL Acquisition and the Hudson Acquisition as if each had been completed on April 1, 2008. The historical results of the Fund were derived from its unaudited consolidated statement of operations for the nine months ended December 31, 2009 as filed on SEDAR and prepared in accordance with Canadian GAAP. The historical results of UEGL were derived from its unaudited consolidated statement of operations for the three months ended June 30, 2009 prepared in accordance with Canadian GAAP. The historical results of Hudson were derived from its audited consolidated statement of operations for the twelve months ended December 31, 2009 prepared in accordance with US GAAP with reconciliation to Canadian GAAP and its unaudited financial statements for the three months ended March 31, 2009.

The pro forma adjustments are preliminary, and the unaudited pro forma condensed financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the UEGL Acquisition and the Hudson Acquisition been completed on the dates noted, or the future financial position or operating results of the consolidated operations of the Fund, UEGL and Hudson. The

1

pro forma adjustments are based upon available information and assumptions that the Fund’s management believes are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. The Fund is determining the estimated fair values of assets and liabilities in accordance with Canadian Institute of Chartered Accountants Handbook Section 1581, Business Combinations. The purchase price allocations set forth in the following unaudited pro forma condensed financial statements are based on preliminary valuation estimates of UEGL and Hudson’s tangible and intangible assets. In the case of Hudson, the allocation will also be based on the assets and liabilities of Hudson at the time of closing. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price could materially impact the Fund’s amortization expense, the unaudited pro forma condensed financial statements and the Fund’s results of operations after the Hudson Acquisition is completed.

The unaudited condensed pro forma financial statements are being provided for informational purposes only. Such condensed pro forma financial statements do not purport to represent the Fund’s consolidated financial position or results of operations that would have occurred had the Hudson Acquisition or the UEGL Acquisition been completed on the dates indicated, nor are they necessarily indicative of the Fund’s future consolidated financial position or results of operations. The unaudited condensed pro forma financial statements should be read in conjunction with the historical audited comparative consolidated financial statements of the Fund as at and for the years ended March 31, 2009 and 2008, together with the notes thereto and the unaudited comparative consolidated financial statements of the Fund as at and for the three and nine month periods ended December 31, 2009 and 2008, together with the notes thereto, incorporated by reference in this short form prospectus; and the consolidated balance sheets of Hudson and its subsidiaries as at December 31, 2009 and 2008 and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended, together with the notes thereto, included in this short form prospectus.

Capitalized terms used in these unaudited pro forma condensed financial statements that are not otherwise defined herein have the meanings ascribed thereto in the “Glossary of Terms” located in the body of the short form prospectus of which these unaudited pro forma condensed financial statements form a part.

2

Unaudited Pro Forma Condensed Consolidated Balance Sheet as at December 31, 2009 – in thousands

	the Fund CDN $ A	Hudson US $ B	Reconciliation to Canadian GAAP US $ C		Hudson Canadian GAAP US $ D = B+C	Foreign exchange adjustment E	Hudson Canadian GAAP CDN $ F = D + E	Pro Forma adjustments CDN $ G		Pro Forma CDN $ H=A+F+G
ASSETS
Cash and cash equivalents	39,847	16,270			16,270	830	17,100	(5,914	)(2)	51,033
Restricted cash	20,111	—			—	—	—	—		20,111
Accounts receivable	330,437	85,949			85,949	4,383	90,332	—		420,769
Gas delivered in excess of consumption	102,544	—			—	—	—	—		102,544
Gas in storage	36,332	—			—	—	—	—		36,332
Inventory	8,672	—			—	—	—	—		8,672
Unbilled revenues	112	—			—	—	—	—		112
Prepaid expenses	28,728	20,175			20,175	1,029	21,204	—		49,932
Corporate taxes recoverable	2,323	—			—	—	—	—		2,323
Current portion of future tax	20,611	—			—	—	—	—		20,611
Other assets—current	2,786	—			—	—	—	—		2,786
Notes receivable	—	740			740	38	778	—		778

	592,503	123,134	—		123,134	6,280	129,414	(5,914)		716,002

Deposits	—	8,800			8,800	449	9,249	—		9,249
Intangible assets	398,485	10,400	1,650	(1)	12,050	615	12,665	398,165	(2)	809,315
Notes receivable—long term	—	1,550			1,550	79	1,629	—		1,629
Future income tax assets	7,194	—			—	—	—	—		7,194
Goodwill	171,376	44,741			44,741	2,282	47,023	(43,133	)(2)	175,266
Property, plant and equipment	212,558	2,535	(1,650	)(1)	885	45	930	—		213,488
Supplier agreement origination costs	—	1,885			1,885	96	1,981	(1,981	)(2)	—
Other asset—long term	4,939	—			—	—	—	—		4,939

TOTAL ASSETS	1,387,055	193,045	—		193,045	9,845	202,890	347,137		1,937,082

LIABILITIES AND UNITHOLDERS’ EQUITY
LIABILITIES
Bank indebtedness	6,954	—			—	—	—	—		6,954
Accounts payable and accrued liabilities	213,450	66,847			66,847	3,409	70,257	—		283,707
Customer rebates payable	6,993	—			—	—	—	—		6,993
Management incentive program payable	1,423	—			—	—	—	—		1,423
Unit distribution payable	38,443	—			—	—	—	—		38,443
Corporate taxes payable	4,269	—			—	—	—	—		4,269
Deferred revenue	130,618	—			—	—	—	—		130,618
Accrued gas accounts payable	87	—			—	—	—	—		87
Current portion of long term debt	55,697	—			—	—	—	—		55,697
Other liabilities—current	521,531	53,410			53,410	2,724	56,134	—		577,665

	979,465	120,257	—		120,257	6,133	126,390	—		1,105,855

Long term debt	231,733	—			—	—	—	280,442	(3)	512,175
Deferred lease inducements	2,079	—			—	—	—	—		2,079
Future tax liability	61,510	—			—	—	—	63,140	(2)	124,650
Other liabilities—long term	468,797	43,004			43,004	2,193	45,197	—		513,994

	1,743,584	163,261	—		163,261	8,326	171,588	343,582		2,258,753

NON CONTROLLING INTEREST	21,339	—			—	—	—	—		21,339

UNITHOLDERS’ EQUITY
Retained earnings / (Deficit)	(1,303,477)	48,593			48,593	6,359	54,952	(54,952	)(4)	(1,303,477)
Accumulated other comprehensive income	256,399	(108,871)			(108,871)	(15,468)	(124,339)	124,339	(4)	256,399
Unitholders’/Share capital	652,423	90,062			90,062	10,627	100,689	(100,689	)(4)	652,423
Equity component of convertible debenture	—	—			—	—	—	34,858	(3)	34,858
Contributed surplus	16,787	—			—	—	—			16,787

	(377,868)	29,784	—		29,784	1,519	31,302	3,555		(343,010)

TOTAL LIABILITIES & UNITHOLDERS’ EQUITY	1,387,055	193,045	—		193,045	9,845	202,890	347,137		1,937,082

3

Notes to the unaudited pro forma condensed consolidated balance sheet as at December 31, 2009:

The foreign exchange adjustment, included in the unaudited pro forma condensed consolidated balance sheet, was calculated based on the exchange rate as of December 31, 2009 of U.S.$1.00 = Cdn$ 1.051 with the exception of stockholders’ equity which was based on historical exchange rates.

(1) To reclassify application software costs as intangible assets in accordance with Canadian GAAP. Under US GAAP such costs are disclosed as property and equipment in the financial statements of Hudson.

(2) Under the terms of Acquisition Agreement, the Fund will acquire all of the issued and outstanding membership interests of Hudson (other than the membership interests held by HEC) and all of the issued and outstanding shares of the capital stock of HEC. As consideration for such securities, the applicable securityholders of HEC and Hudson, based on the December 31, 2009 Canada/U.S. exchange rate, will receive $319.7 million (U.S. $295.0 million upon closing and US $9.2 million over the next year) plus any working capital surplus or less any working capital deficit as at December 31, 2009 as defined in the Acquisition Agreement. Under the purchase method of accounting, the total consideration paid in connection with the Hudson Acquisition is allocated to tangible and intangible assets and liabilities based on their estimated fair values as of the date the Hudson Acquisition is completed. The purchase price has been allocated based on preliminary estimations of fair values of the acquired assets and liabilities. The allocation is subject to revisions as additional information becomes available, and any such revisions could be material.

The estimated allocation of the purchase price of $319.7 million, including $1.5 million of transaction costs as if the Hudson Acquisition had been completed on December 31, 2009 (in thousands) is as follows:

Net assets acquired:	Book value CDN $	Adjustments CDN $		Purchase price allocation CDN $
Cash	$17,099	$—		$17,099
Accounts receivable	90,332	—		90,332
Prepaid expenses	21,204	—		21,204
Note receivable	2,407	—		2,407
Property, plant and equipment	930	—		930
Intangibles:
Customer relationships, net	12,665	396,165	(a)	408,830
IT System	—	2,000	(a)	2,000
Goodwill	47,023	(43,133)		3,890
Deposits	9,249	—		9,249
Supplier agreement origination costs	1,981	(1,981)		—
Accounts payable and accrued expenses	(70,257)	—		(70,257)
Other liabilities	(101,331)	—		(101,331)
Future income tax liability	—	(63,140	) (b)	(63,140)

	$31,303	$289,911		$321,214

(a) Reflects the increase in the carrying value of intangible assets to fair value based on preliminary valuations of Hudson’s customer contracts and the software platform it has internally developed. Customer contracts will be amortized over the weighted average remaining life of the contracts of approximately 41 months as at December 31, 2009. The software platform will be amortized over its remaining useful life of 5 years.

(b) In connection with purchase accounting, future income taxes are established for the difference between the book values and tax bases of the assets and liabilities acquired, after giving effect to purchase accounting adjustments.

4

Notes to the unaudited pro forma condensed consolidated balance sheet as at December 31, 2009 (continued):

Assuming the Hudson Acquisition and issuance of 330,000 convertible debentures had occurred on December 31, 2009, the sources and use of the funds is described below. Note the actual amounts of sources and uses of funds may differ as of the date of the closing of the Hudson Acquisition and issuance of convertible debenture.

Cdn$ in thousands
Sources:
Issuance of 330,000 convertible debentures	330,000
Cash and cash equivalents	5,914

335,914

Uses:
Consideration paid to Hudson shareholders	319,714
Transaction related costs associated with consummation of Hudson Agreement	1,500
Underwriters fees and other costs in connection with issance of 330,000 convertible debentures	14,700

335,914

(3) Reflects the carrying value of the 330,000 Convertible Debentures of $1,000 each aggregating to $330 million net of an estimate of the equity component (conversion option) of $34,858 associated with the issuance of convertible debentures by the Fund contemporaneous to the closing of the Hudson Acquisition and deferred financing costs of $14,700 associated with the issuance of convertible debentures.

(4) Adjustment to eliminate Hudson’s historical equity.

5

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the twelve month period ended March 31, 2009—in thousands (except units and per unit amounts)

	the Fund CDN $ A	UEGL CDN $ B	Hudson us $ C	Reconciliation to Canadian GAAP US $ D	Hudson Canadian GAAP US $ E = C+D	Foreign exchange adjustment F	Hudson Canadian GAAP CDN $ G = E + F	Pro Forma adjustments CDN $ H		Pro Forma CDN $ l=A+B+G+H
Sales	1,899,213	568,228	701.412	—	701,412	89,079	790.491	—		3,257,932
Cost of sales	1,576,397	404,626	663,280	—	663,280	84,237	747.516	—		2,728,539

Gross margin	322,816	163,602	38,132	—	38,132	4,843	42,975	—		529,393

Expenses
General and administrative expenses	59,560	52,624	32,512	—	32,512	4,129	36,641	—		148,825
Capital tax expense	220		—	—	—	—	—	—		220
Marketing expenses	68,119	17,926	—	—	—	—	—	—		86,045
Unit/stock based compensation	4,098	1,413	—	—	—	—	—	—		5,511
Bad debt expense	13,887	—	—	—	—	—	—	—		13,887
Amortization of intangible assets and related supply contracts	3,594	—	7,800	—	7,800	991	8,791	309,647	(1)	322,032
Amortization of property, plant and equipment	5,100	5,773	500	—	500	64	564	—		11,437

	154,578	77,736	40,812	—	40,812	5,183	45,995	309,647		587,957

Income before the undernoted	168,238	85,866	(2,680)	—	(2,680)	(340)	(3,020)	(309,647)		(58,564)

Other (lncome)/Expense
Interest expense	3,857	12,075	8,059	—	8,059	1,024	9,083	25,160	(3)	50,175
Change in fair value of derivative instruments	1,336,976	39,089	—	—	—	—	—	—		1,376,065
Goodwill impairment loss	—	70,460	—	—				(70,460	)(4)	—
Other Income	(7,604)	57,986	—	—	—	—	—	—		50,382

Income /(loss) before Tax	(1,164,991)	(93,744)	(10,740)	—	(10,740)	(1,364)	(12,104)	(264,347)		(1,535,185)

Income tax expense (Recovery)	(57,460)	(323)	—	—	—	—	—	(134,363	)(2),(5)	(192,146)
Non Controlling Interest	(58)		—	—	—	—	—	—		(68)

Net income (loss)	(1,107,473)	(93,421)	(10,740)	—	(10,740)	(1,364)	(12,104)	(129,984)		(1,342,981)

Net Loss per unit
Basic										(10.19)
Diluted										(10.19)

Weighted average units outstanding
Basic										131,735,804
Diluted										131,735,804

6

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine month period ended December 31, 2009—in thousands (except units and per unit amounts)

	the Fund CDN $ A	UEGL CDN $ B	Hudson US $ C	Reconciliation to Canadian GAAP US $ D	Hudson Canadian GAAP US $ E = C+D	Foreign exchange adjustment F	Hudson Canadian GAAP CDN $ G = E + F	Pro Forma adjustments CDN $ H		Pro Forma CDN $ I=A+B+G+H
Sales	1,460,635	139,959	457,964	—	457,964	49,002	506,966	—		2,107,560
Cost of sales	1,201,117	80,712	331,980	—	331,980	35,522	367,502	—		1.649,331

Gross margin	259,518	59,247	125,984	—	125,984	13,480	139,464	—		458,229

Expenses
General and administrative expenses	66,018	34,897	32,255	—	32,255	3,451	35,706	—		136,621
Capital tax expense	337	—	—	—	—	—	—	—		337
Marketing expenses	73,038	6,458	—	—		—	—	—		79,496
Unit/stock based compensation	2,626	620	—	—	—	—	—	—		3,246
Bad debt expense	12,815	—	—	—	—	—	—	—		.12,815
Amortization of intangible assets and related supply contracts	41,390	—	6,305	—	6,305	675	6,980	114,619	(1)	162,989
Amortization of property, plant and equipment	5,656	2,446	463	—	463	50	512	—		8,614

	201,880	44,421	39,023	—	39,023	4,175	43,198	114,619		404,118

Income before the undernoted	57,638	14,826	86,961	—	86,961	9,305	96,266	(114,619)		54,111

Other (Income)/Expense
Interest expense	10,569	3,629	10,169	—	10,169	1,088	11,257	19,198	(3)	44,653
Change in fair value of derivative instruments	(277,248)	24,982	—	—	—	—	—			(252,266)
Other Income / (expense)	(2,755)	26,929	—		—	—	—	—		24,174

Income /(loss) before Tax	327,072	(40,714)	76,792	—	76,792	8,217	85,009	(133,817)		237,550

Income tax expense (Recovery)	19,079	(9,457)	—	—	—	—	—	(25,774	)(2),(5)	(16,152)
Non Controlling Interest	(2,714)	(904)	—	—	—	—	—	—		(3,618)

Net income (loss)	310,707	(30,353)	76,792	—	76,792	8,217	85,009	(108,043)		257,320

Net Loss per unit
Basic										1.98
Diluted										1.84

Weighted average units outstanding
Basic										129,778,000
Diluted										149,565,333

7

Notes to the unaudited pro forma condensed consolidated statement of operations for the twelve months ending March 31, 2009 and nine months ended December 31, 2009:

The foreign exchange adjustments included in the unaudited pro forma condensed consolidated statement of operations was calculated based on the average exchange rate for the twelve months ending March 31, 2009 and nine months ended December 31, 2009, respectively are calculated based on the average exchange rates in the respective periods.

The pro forma consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the Fund, UEGL and Hudson filed consolidated income tax returns during the periods presented.

(1) Reflects an increase in amortization of $198,380 and $31,556 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, resulting from recording amortizable intangible assets at fair value based upon the preliminary estimated allocation of the purchase price for the UEGL Acquisition and an increase in amortization of $111,267 and $83,063 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, resulting from recording amortizable intangible assets at fair value based upon the preliminary estimated allocation of purchase price for the Hudson Acquisition.

(2) Represents the amortization of the future tax liability for UEGL and Hudson of $110,474 and $46,866 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, recorded as part of the preliminary purchase price allocation. The future tax liability is being amortized using the straight-line method over the remaining term of the intangible assets to which the liability relates.

(3) Reflects accretion of the carrying value of the convertible debentures to the face value of the debentures and the increase in interest expense of $25,160 and $19,198 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, resulting from the issuance of the convertible debentures.

(4) Reflects the elimination of the goodwill impairment loss of $70,460 for the twelve months ended March 31, 2009 recorded by UEGL as revised estimated fair values of intangible assets and goodwill would have been reflected as part of the UEGL Acquisition and not part of UEGL’s operations had the UEGL Acquisition been completed on April 1, 2008.

(5) Represents an estimate of income tax expense of $23,889 and $21,092 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, which would have been previously taxed in the hands of shareholders of Hudson.

8